UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

FORM SD
Specialized Disclosure Report
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NCR VOYIX CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	001-00395
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

864 Spring Street NW, Atlanta, GA	30308
(Address of principal executive offices)	(Zip Code)

Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
(800) 225-5627
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
NCR Voyix Corporation (the “Company,” “NCR Voyix,” “we” or “us”) is a leading global provider of digital commerce solutions for retail stores and restaurants. Headquartered in Atlanta, Georgia, we are a software and services-led technology provider of run-the-store and digital channel capabilities for retail and restaurants, serving businesses of all sizes. Our software platform, which runs in the cloud and includes microservices and APIs that integrate with our customers’ systems, together with our services and hardware offerings enable end-to-end technology-based capabilities for our customers. Our offerings include platform-based software and services for retailers and restaurants, as well as payment acceptance solutions, multi-vendor connected device services, self-checkout kiosks and related technologies and other self-service technologies. Our solutions are designed to meet the unique needs of retailers and restaurants, ranging from small and medium-sized businesses to multinational enterprises, enabling them to seamlessly transact and engage with their end customers while driving efficiencies within their operations.

As of the end of 2024, the Company manages and reports the following two segments:

•Retail - We offer software-led solutions to customers in the retail industry, leading with digital to connect retail operations end to end to integrate all aspects of a customer’s operations in indoor and outdoor settings from point-of-sale to payments, inventory management, fraud and loss prevention applications, loyalty and consumer engagement. These solutions include retail-oriented technologies such as comprehensive API-point of sale retail software platforms and applications, hardware terminals, self-service kiosks including self-checkout, payment processing and merchant acquiring solutions, and bar-code scanners.

•Restaurants - We offer technology solutions to customers in the restaurant industry, including table-service, quick-service and fast casual restaurants of all sizes, that are designed to improve operational efficiency, increase customer satisfaction, streamline order and transaction processing and reduce operating costs. Our solutions include point-of-sale hardware and software solutions, payment processing and merchant acquiring services, installation, maintenance, as well as managed and professional services.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2024 to December 31, 2024, the Company has no reason to believe that any conflict minerals (“Conflict Minerals”) that are necessary to the functionality or production of such products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “Covered Countries”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

The Company is committed to ethical practices and compliance with all applicable laws and regulations, and to working with our suppliers to responsibly source the materials and components we use in manufacturing products for our customers.

Throughout 2024, the Company’s Conflict Minerals efforts, and RCOI process, were designed to confirm Conflict Mineral content in the products the Company contracted to manufacture, further obtain transparency into its product supply chain for such products, and, more generally, to increase engagement from its suppliers concerning Conflict Minerals issues.

The specific goal of the Company’s RCOI was to determine whether the Conflict Minerals in its relevant products originated in the Covered Countries. In part, the Company’s 2024 RCOI process included:

•maintaining a working group comprised of representatives from the Company’s operational, legal and supply chain functions;

•surveying the Company’s suppliers to verify critical information about the presence and origin of Conflict Minerals contained in the products they supply to the Company;

•communicating diligently with any significant suppliers that did not timely respond to surveys or provided incomplete surveys; and

•analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

The Company does not directly purchase any Conflict Minerals, nor does the Company have any direct relationship with any mines or smelters that process these minerals. Instead, the Company relies on the various suppliers to provide the Company with the components necessary to the functionality of its products and on the contract manufacturers the Company utilizes, which contract manufacturers source components directly from suppliers. As a result, the Company relies on these suppliers and contract manufacturers to provide the Company with information regarding the source of Conflict Minerals that is necessary to the functionality or production of the components, or completed products, as the case may be, that they supply to the Company.

As part of the RCOI, the Company surveyed its suppliers soliciting information concerning the presence, if any, and source, of Conflict Minerals in the items supplied to the Company or the Company relied on the publicly available statements of the Company’s component suppliers or contract manufacturers regarding their sourcing of Conflict Minerals.

Determination

Based on the results of the Company’s RCOI, the Company has determined that it has no reason to believe that any Conflict Minerals contained in the Company’s products originated in the Covered Countries.

The Company believes its RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness, or falsified information despite the Company’s efforts to review, validate, and confirm the information.

Additional Information

This specialized disclosure report on Form SD can be accessed on the Investor Relations section of our website at https://investor.ncrvoyix.com under “Financial Information—SEC Filings.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibit
Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NCR Voyix Corporation

By:	/s/ Kelli E. Sterrett
Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
Date: May 30, 2025